EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

Thirteen weeks ended August 28, 2005

Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$554.9
Add/(deduct):
Fixed charges	94.3
Distributed income of equity method investees	2.1
Capitalized interest	(1.2)
Earnings available for fixed charges (a)	$650.1

Fixed charges:
Interest expense	$74.0
Capitalized interest	1.2
Interest in cost of goods sold	4.4
One third of rental expense (1)	14.7
Total fixed charges (b)	$94.3

Ratio of earnings to fixed charges (a/b)	6.9

(1)  Considered to be representative of interest factor in rental expense.

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